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02 DEC 10 AM 11:52

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

10 December, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


02060904

SUPPL

Dear Sir / Madam

Centrica plc
Centrica acquires gas and electricity supply businesses in Alberta

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road

Full Text Announcement



Company	Centrica PLC
TIDM	CNA
Headline	Acquisition
Released	11:11 10 Dec 2002
Number	8920E

centrica
taking care of the essentials

10 December 2002

Centrica acquires gas and electricity supply businesses in Alberta

Centrica plc has today reached agreement to acquire for a consideration (payable over two years) of C$130 per customer, or a total of approximately C$128.5 million (£52 million), the retail gas and electricity supply businesses of the ATCO Group in Alberta, Canada, with 988,000 customers.

Following the completion of this transaction, and of the purchase of 860,000 AEP customers in Texas, expected to be completed by the end of this year, Centrica will have almost 5.5 million customer relationships in North America.

In Canada, Centrica's Direct Energy business will become the largest supplier of energy and services to homes and small businesses with almost 4 million customer relationships.

ATCO, which is the main regulated gas supplier in Alberta, supplies natural gas to approximately 80 per cent of Alberta consumers, or around 821,000 regulated customers, and electricity to around 14 per cent of the market, or 167,000 regulated customers.

Direct Energy intends to use this acquisition as a platform to expand in a deregulated Alberta market, particularly in electricity through dual fuel fixed price energy contracts. There are one million gas customers and 1.2 million electricity customers across the province, most of whom already take gas from ATCO. In addition Direct Energy plans to introduce a range of home services, including the installation, maintenance and repair of residential heating, ventilation and air conditioning systems.

The speed with which customers can be switched from regulated gas and electricity supply contracts, where energy is supplied at break even, to profitable fixed price unregulated contracts retained over the long term, is a key driver of value behind this transaction. The Alberta government is committed to choice for consumers and is expected to foster an environment which is favourable to competition.

Sir Roy Gardner, Centrica chief executive, said: "This is another strategically important milestone towards creating a business of scale and value in North America. It demonstrates the flexibility of our approach to finding ways of entering markets at an early stage of deregulation.

"We intend to use the well developed skills we have in marketing, cross selling of gas and electricity and product innovation to expand significantly in Alberta, as we have already done in the UK."

Many states and provinces in North America remain committed to effective energy deregulation. However, as Centrica made clear at its interim results in September, the pace of deregulation generally has slackened and this has resulted in a slower rate of organic growth in customer relationship numbers. Centrica remains committed to growing a substantial North American business both organically and through acquisitions, focusing, as always, on value creation.

The ATCO transaction includes a 10 year agreement, with a five year break clause, under which ATCO's I-Tek subsidiary will carry out billing and customer care functions for Direct Energy in Alberta (see notes to editors). ATCO is retaining its energy transportation and distribution operations.

The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the promulgation of legislation that reflects the market refinements announced by the Minister of Energy in August 2002. Completion is expected by mid to late 2003. It is expected the Alberta Legislature will consider these legislative changes in the spring of 2003.

NOTES TO EDITORS AND INVESTORS:

Background to the deal:

The consideration for the acquisition of ATCO's energy supply business will be payable in cash, with approximately C$55 (£22) per customer payable on closing, approximately C$40 (£16) one year later and approximately C$35 (£14) two years later.

The customers being acquired formed part of an integrated utility and there is therefore no separate historical financial information available relating to net assets and profits of these retail customer operations components.

In Alberta, average annual residential bills are between C$960-C$1,200 for both gas and electricity.

Centrica's 10 year exclusive agreement with ATCO's I-Tek subsidiary includes the provision of customer care functions, including call centre, billing, credit and collections services. The contract includes a five-year break clause under which Centrica has an option to exit the contract at a cost of C$30 million. This cost reduces over time from five years onwards. There are also opportunities to realign pricing of the contract in line with market rates. I-Tek was developed by ATCO to provide customer care and billing for ATCO's regulated customers. I-Tek will not be allowed to provide billing or care services to any of Direct Energy's competitors in Alberta.

Background on the Alberta electricity and gas markets:

The Alberta electricity market consists of approximately 1.2 million households, of which 650,000 are served by EPCOR, based in Edmonton, and 400,000 by Enmax. Both are municipally owned utilities. ATCO serves the remainder.

Electricity deregulation in Alberta commenced in 1999 with industrial and large commercial customers, while deregulation for small commercial and residential customers began in 2001.

The gas market, which was fully opened to competition in 1996, consists of around one million households. The second largest gas supplier is Alta Gas with 60,000 customers.

Scope of Centrica's North American operations:

This is Centrica's third retail acquisition in Canada. Initial retail acquisitions were Direct Energy Marketing in 2000 and, earlier this year, the home and business services division of Enbridge, comprising 1.7 million customer relationships, mainly in Ontario. Currently Centrica has around 3 million customer relationships in Canada.

In the United States, Centrica will have around 1.5 million customer relationships through its Energy America and New Power brands and through its purchase of 860,000 AEP customers, expected to be completed by the end of this year. It is active in five states in the USA.

ABOUT CENTRICA:

Centrica is a leading provider of energy and other essential home services. In 2001, it had a turnover of £12.3 billion. In the UK, Centrica offers gas and electricity supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas, and financial services through Goldfish. The group's strategy of international expansion has seen it make acquisitions in North America and Europe. It has over 32,000 employees globally, mostly in the UK. More information is available at www.centrica.co.uk.

ABOUT ATCO:

ATCO Group is an Alberta based corporation engaged in five principal business groups that are active world-wide: power generation, logistics & energy services, technologies, utilities, and industrials. It has more than 6,000 employees. In 2001 it had revenues of C$3.7 billion (£1.5 billion) and assets of C$5.8 billion (£2.4 billion). It is quoted on the Toronto Stock Exchange. More information is available on www.atco.ca.

Inquiries:

Centrica investor relations 01753 494900

Centrica media relations 01753 494085

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10-DEC-02 12:02 FROM-CENTRICA Plc SECRETARIAT 01753-494019 T-953 P.05/05 F-682